August 6, 2020

VIA EDGAR SUBMISSION EDGAR Operations Branch Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
              Teucrium Soybean Fund
              Registration Statement on Form S-1

Dear Sir or Madam:

               On behalf of Teucrium Soybean Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing the Trust’s Registration Statement on Form S-1. The Registration Statement on Form S-1 will register 15,000,000 additional shares of the Fund.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS